                                                                    Exhibit 77D

Columbia Seligman Communications and Information Fund

Effective on or about May 14, 2013, the Fund's classification was changed from a "diversified" fund to a "non-diversified" fund, as such terms are defined in the Investment Company Act of 1940, which means the Fund can invest a greater percentage of its assets in a single issuer than can a diversified fund.